

900-688 West Hastings Street
Vancouver, BC V6B 1P1
Canada

NEWS RELEASE: July 24, 2013　　　　　　　　　**Toronto Stock Exchange: VG**
For Immediate Release　　　　　　　　　　　　　**No: 32**

VERIS GOLD CORP. ANNOUNCES TOLL MILLING AGREEMENT

Vancouver, BC – July 24, 2013 – Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce it has entered into a toll milling agreement with Newmont USA Limited, a subsidiary of **Newmont Mining Corp. (NYSE: NEM)** to process ore at Veris' Jerritt Canyon Mill Complex located in Elko County, Nevada. The Jerritt Canyon Mill is operated by Veris Gold USA Inc., a wholly-owned subsidiary of Veris Gold Corp.

Under the terms of the toll milling agreement, which ends December 31, 2014, Newmont will deliver up to 45,000 short tons of ore per month produced from Newmont Mines in Nevada to the Jerritt Canyon Mill for processing. The ore will be batch processed and provide Veris with additional flexibility in processing ores from its three Jerritt Canyon underground gold mines. Newmont will pay a toll milling fee to Veris that will be adjusted on a quarterly basis to reflect any changes to input costs associated with processing the ore, while lowering overall cash costs.

The toll milling agreement is structured so that all doré produced from the ore will remain the property of Newmont throughout the process and the associated toll milling fee charged to each ton will be treated as a separate revenue stream, offsetting the processing costs. Further terms of the toll milling agreement are confidential to both parties.

Graham Dickson, COO and Senior VP of Veris stated, *"We are pleased to be working with Newmont once again. In June, Jerritt Canyon successfully completed a test-batch of Newmont ore, achieving recoveries of 90.3%. Now that the Jerritt Canyon Mill Complex is running steadily at rates in excess of 4,000 tons per day, this agreement will provide the Company with a significant, stable third party source of ore that will significantly increase our cash flow from operations while utilizing some of our excess capacity. We are continuing to source additional toll milling opportunities with other companies and expect to have additional toll milling agreements in the future."*

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
"VERIS GOLD CORP."

R. Llee Chapman
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

For more information please contact:

Veris Gold Corp.	**Veris Gold Corp.**	**AXINO AG**
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
T: (647) 964-0292	T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
NA Toll Free: 1-855-688-9427	NA Toll Free: 1-855-688-9427	E: wolfgang.seybold@axino.de
E: jjobin@verisgold.com	E: nicole@verisgold.com	W: axino.de
W: verisgold.com	W: verisgold.com	